UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 20, 2026, Innovation Beverage Group Ltd issued a press release entitled, “Innovation Beverage Group Limited Receives Nasdaq Notice Related to Late Filing of Form 20-F.” A copy of the press release is furnished herewith as Exhibits 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of Innovation Beverage Group Ltd., dated May 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: May 26, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer